                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Micron Technology, Inc.
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                              (Name of Issuer)

                          Common Stock, $.10 par value
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                       (Title of Class of Securities)

                                    595112-4
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                                 (CUSIP Number)

                                 Not applicable
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                EXPLANATORY NOTE

         This Schedule 13G, as amended, is filed on behalf of J. R. Simplot Company, a Nevada corporation ("Simplot Company"), and Simplot Canada Limited, a Canadian company and a wholly-owned subsidiary of Simplot Company ("SCL"), to amend the Schedule 13D as originally filed by them and certain other persons on February 20, 1992, and as subsequently amended from time to time thereafter, most recently by Amendment No. 12 to Schedule 13D filed on April 27, 1999. This Amendment No. 1 to Schedule 13G modifies the Schedule 13G filed on November 2, 2000 to expand the information in the note at the end of Item 4 regarding certain shares excluded from this filing and to add information regarding SCL.


                               Page 1 of 7 Pages
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CUSIP NO.  595112-4                   13G                      PAGE 2 OF 7 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        J.R. Simplot Company
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Nevada
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    Number of
                           5       Sole Voting Power

      Shares                       20,594,589
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        13,594,589
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        20,594,589
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [X]
        (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        3.6%
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 12     Type of Reporting Person (See Instructions)

        CO
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CUSIP NO.  595112-4                   13G                      PAGE 3 OF 7 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Simplot Canada
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [X]


--------------------------------------------------------------------------------
  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Canada
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    Number of
                           5       Sole Voting Power

      Shares                       0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

    Person With                    0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0.0%
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 12     Type of Reporting Person (See Instructions)

        CO
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
CUSIP NO.  595112-4                                       PAGE 4 OF 7 PAGES

ITEM 1.

(a)  Name of Issuer:                Micron Technology, Inc.

(b)  Address of Issuer's Principal Executive Offices:

                                    8000 S. Federal Way
                                    P.O. Box 6
                                    Boise, Idaho 83707-0006

ITEM 2.

(a)  Name of Persons Filing:        J.R. Simplot Company;
                                    Simplot Canada Limited

(b)  Address of Principal Business Office or, if none, Residence:

                                    J.R. Simplot Company
                                    One Capital Center
                                    999 Main Street, Suite 1300
                                    Boise, Idaho 83707-0027

                                    Simplot Canada Limited
                                    1400 - 17th Street East
                                    Brandon, Manitoba R7A 7C4
                                    Canada

(c)  Citizenship:                   Nevada corporation (Simplot Company)
                                    Canadian corporation (SCL)

(d)  Title of Class of Securities:  Common Stock, $.10 par value

(e)  CUSIP Number:                  595112-4

ITEM 3.

         Not applicable.

ITEM 4.  OWNERSHIP

(a)  Amount beneficially owned:     20,594,589 shares* (Simplot Company)
                                    0 shares (SCL)

(b)  Percent of class:              3.6%* (Simplot Company)
                                    0.0% (SCL)
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CUSIP No. 595112-4                                            Page 5 of 7 pages

(All percentages computed by reference to the 567,667,350 shares that the Issuer reported as outstanding as of October 2, 2000 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 18, 2000.)

(c)  Number of shares as to which the person has:

     (i)   sole power to vote or to direct the vote:

                                        20,594,589 shares* (Simplot Company)
                                        0 shares (SCL)

     (ii)  shared power to vote or to direct the vote:

                                        None (Simplot Company and SCL)

     (iii) sole power to dispose or to direct the disposition of:

                                        13,594,589 shares* (Simplot Company)
                                        0 shares (SCL)

     (iv)  shared power to dispose or to direct the disposition of:

                                        None (Simplot Company and SCL)

           ----------

     * Excludes 3,237,411 shares (approximately 0.6% of the outstanding Common Stock) as to which Simplot Company has no present voting or dispositive power, but as to which shares Simplot Company has the right to regain voting and dispositive power within less than 60 days and, therefore, may, under certain interpretations of Rule 13d-3 of the Securities and Exchange Commission, be deemed to be the beneficial owner of such shares. Also excludes (i) 10,000,000 shares that are subject to a pledge agreement and as to which shares Simplot Company has no voting power, no dispositive power, and no right to regain possession within less than 60 days and (ii) 190,000 shares held by the Simplot Foundation, the directors of which are directors or officers of J.R. Simplot Company.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Under certain circumstances, a third party has the right to receive dividends on, or proceeds from the sale of, certain shares of which Simplot Company is the beneficial owner.
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CUSIP No. 595112-4                                            Page 6 of 7 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 7, 2000                            Dated: November 7, 2000

J.R. SIMPLOT COMPANY                               SIMPLOT CANADA LIMITED


By: /s/ RONALD N. GRAVES                           By: /s/ RONALD N. GRAVES
    --------------------                               --------------------
Title: Secretary                                   Title: Secretary
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CUSIP No. 595112-4                                            Page 7 of 7 pages

                                                                    EXHIBIT 99.1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock of Micron Technology, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

Dated: November 7, 2000                            Dated: November 7, 2000

J.R. SIMPLOT COMPANY                               SIMPLOT CANADA LIMITED


By: /s/ RONALD N. GRAVES                           By: /s/ RONALD N. GRAVES
    --------------------                               --------------------
Title: Secretary                                   Title: Secretary